As filed with the Securities and Exchange Commission on March 5, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MEDAREX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

583916

(CUSIP Number of Class of Securities of Underlying Common Stock)

Irwin Lerner
Interim President and Chief Executive Officer
Medarex, Inc.
707 State Road

Princeton, New Jersey 08540
(609) 430-2880

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

W. Bradford Middlekauff, Esq. Senior Vice President, General Counsel, and Secretary Medarex, Inc. 707 State Road Princeton, New Jersey 08540 (609) 430-2880	Nancy H. Wojtas, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*                 No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    Third-party tender offer subject to Rule 14d-1.

☒   Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is a memorandum from Irwin Lerner, the Interim President and Chief Executive Officer of Medarex, Inc. (“Medarex”), to Medarex employees regarding a proposed tender offer (the “Preliminary Communication”) pursuant to which Medarex would offer to amend, at the election of the applicable current employee-option holder, specified portions of certain stock options granted under certain Medarex stock option plans (the “Eligible Options”).  Eligible Options that are amended in connection with the proposed tender offer will generally have the same material terms and conditions as they did prior to the amendment, including the same exercise and vesting schedule and expiration date, except that amended options will have a new exercise price.  The Preliminary Communication does not constitute an offer to Medarex option-holders to amend their Eligible Options.

At the time the tender offer has commenced, Medarex will provide eligible employee option-holders with written materials explaining the official terms and conditions of the tender offer.  Persons who are eligible to participate in the tender offer should read these written materials carefully when they become available because they will contain important information about the tender offer.  Medarex will also file these written materials with the U.S. Securities and Exchange Commission (the “SEC”) as part of a tender offer statement upon the commencement of the tender offer. Medarex shareholders and option-holders will be able to obtain these written materials and other documents filed by Medarex with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, shareholders and option-holders may request a free copy of the tender offer statement and other documents related to the tender offer from Medarex after such documents are filed with the SEC.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	Memorandum from Irwin Lerner to Medarex employees regarding stock option-related matters